OneSpan Inc. SC TO-I/A

Exhibit (a)(5)(vii)

OneSpan Inc. Announces Preliminary Results of Tender Offer

BOSTON — December 12, 2023 — OneSpan Inc. (Nasdaq: OSPN) (“OneSpan” or the “Company”) announced today the preliminary results of its modified “Dutch auction” tender offer to purchase up to $20 million of its common stock, par value $0.001 per share (the “common stock” or the “shares”), for cash at a price per share not less than $9.50 and not greater than $11.00, which expired at 12:00 midnight, at the end of the day, New York City time, on December 11, 2023. As previously disclosed, the Company also has the option to purchase additional shares of common stock up to 2% of its issued and outstanding shares at the final purchase price determined by the Company.

Based on the preliminary count by Broadridge Corporate Issuer Solutions, LLC, the depositary for the tender offer (the “Depositary”), a total of 3,155,307 shares of OneSpan’s common stock were properly tendered and not properly withdrawn at or below the purchase price of $10.50 per share.

In accordance with the terms and conditions of the tender offer, and based on the preliminary count by the Depositary, the tender offer was oversubscribed and the Company expects to acquire 2,380,841 shares of its common stock at a price of $10.50 per share, for an aggregate cost of approximately $25.0 million, excluding fees, expenses and excise tax relating to the tender offer. Included in the 2,380,841 shares that the Company expects to purchase are 476,079 shares that the Company has elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding shares of common stock. The 2,380,841 shares that the Company expects to accept for purchase represent approximately 6% of the Company's shares outstanding as of November 9, 2023. The Company has been informed by the Depositary that the preliminary proration factor for the tender offer is approximately 75%.

The tender offer was announced by the Company on November 13, 2023 with a price range of $9.50 to $11.00.

The number of shares to be purchased and the purchase price are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the Depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the two-trading day settlement period. The final number of shares to be purchased, the final purchase price per share and the final total purchase price will be announced following the expiration of the guaranteed delivery period and completion by the Depositary of the confirmation process. Payment for the shares accepted for purchase under the tender offer, and return of all other shares tendered and not purchased, will occur promptly thereafter.

The Company may, in the future, decide to purchase additional shares of our common in the open market, subject to market conditions, and through private transactions, tender offers or otherwise subject to applicable law. Any such purchases may be on the same terms as, or on terms that are more or less favorable to stockholders than, the terms of the tender offer. Whether the Company makes additional repurchases in the future will depend on many factors, including but not limited to the Company’s business and financial performance and situation, the business and market conditions at the time, including the price of shares of the Company’s common stock, and such other factors as the Company may consider relevant.

Certain Information Regarding the Tender Offer

The information in this press release describing the tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of common stock in the tender offer. The tender offer was made only pursuant to the Offer to Purchase and the related materials that the Company filed with the SEC, as amended or supplemented. Stockholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, Broadridge Corporate Issuer Solutions, LLC, toll-free at (855) 793-5068.

About OneSpan

OneSpan helps organizations accelerate digital transformations by enabling secure, compliant, and refreshingly easy customer agreements and transaction experiences. Organizations requiring high assurance security, including the integrity of end-users and the fidelity of transaction records behind every agreement, choose OneSpan to simplify and secure business processes with their partners and customers. Trusted by global blue-chip enterprises, including more than 60% of the world’s largest 100 banks, OneSpan processes millions of digital agreements and billions of transactions in 100+ countries annually.

For more information, go to www.onespan.com. You can also follow @OneSpan on Twitter or visit us on LinkedIn and Facebook.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements about our expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “could,” “may,” “will,” “should,” “seeks,” “likely,” “intends,” “plans,” “pro forma,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods that may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). Investors are cautioned that such statements are predictions and that actual events or results may differ materially. Factors that could materially affect our business and financial results include, but are not limited to, the factors described in the forward-looking statement disclosure and “Risk Factors” section of our most recent Annual Report on Form 10-K, as updated by the “Risk Factors” section of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. We do not have any intent, and disclaim any obligation, to update the forward-looking information to reflect events that occur, circumstances that exist or changes in our expectations after the date of this press release, except as required by law.

Copyright© 2023 OneSpan North America Inc., all rights reserved. OneSpan™ is a registered or unregistered trademark of OneSpan North America Inc. or its affiliates in the U.S. and other countries.

Investor Contact:
Joe Maxa
Vice President of Investor Relations
+1-312-766-4009
joe.maxa@onespan.com